UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-50280
iPayment, Inc.

(Exact name of registrant as specified in its charter)
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215
(615) 665-1858

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.01 Per Share
Rights to Purchase Series A Participating Preferred Stock

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date: Less than 300 persons
          Pursuant to the requirements of the Securities and Exchange Act of 1934, iPayment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2006
	By:	/s/ Clay M. Whitson

Name: Clay M. Whitson
Title: Chief Financial Officer